August 1, 2007

Mail Stop 4561

Mr. Steven Bregman
President
Fromex Equity Corp.
320 Manville Road
Pleasantville, NY   10570

Re: Item 4.02 Form 8-K
        Filed July 13, 2007
        File No. 000-52241

Dear Mr. Bregman:

We have reviewed your response letter dated July 25, 2007 and have the following additional comment.

1. We note your response to our comment and your amended 10-Q filed July 30, 2007; however, you have not adequately addressed how you concluded that your disclosure controls and procedures were effective as of November 30, 2006 in light of the error in your financial statements and the restatement. Please expand your disclosure on page 20 of your filing to state that you reconsidered the effectiveness of your disclosure controls and procedures and your revised conclusion. If you still conclude that your disclosure controls and procedures were effective as of November 30, 2006 even though you had a restatement, please explain why.

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You should response to this comment on or before August 8, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant